Bond Laboratories, Inc.

4509 So. 143rd. Street, Suite 1

Omaha, Nebraska 68137

June 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention:

Jeffrey P. Riedler, Assistant Director

RE:

Bond Laboratories, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 31, 2013

File No. 000-52369

Dear Mr. Riedler,

We thank you for your comment letter dated June 7, 2013 addressed to Bond Laboratories, Inc. (the “Company”).  The following is in response to the Staff’s comment regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed May 31, 2013 in connection with the Company’s 2013 Annual Meeting of Shareholders. The Staff’s comment is included below in bold, and the Company’s response immediately follows the comment.

Proposal No. 2- Amendment to Articles of Incorporation to Affect Reverse Stock Split

1.

Please disclose that the amendment to your certificate of incorporation to affect the reverse stock split will increase the number of shares available for future issuance. Please also disclose whether you currently have, or do not have, any plans with respect to this potential increased number of authorized shares available for issuance. If such plans exist, please disclose all material information.

Response.

The Company will include the requested disclosure in a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy”), filed concurrently with the filing of this letter.

We hereby acknowledge that the Company is responsible for the adequacy of the disclosure in the Revised Preliminary Proxy; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the Revised Preliminary Proxy; and the

Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or would like to discuss the responses, please contact the undersigned at (402) 333-5260.

Very truly yours,

/s/ Michael Abrams

Michael Abrams

Chief Financial Officer